                                                                    EXHIBIT 20.1

                   ACCRUE REPORTS FOURTH QUARTER 2002 RESULTS

FREMONT, Calif., May 21, 2002 (BUSINESS WIRE) -- Accrue(TM) Software, Inc. (Nasdaq:ACRU), announced today that its revenue and pro-forma operating loss results for the fiscal fourth quarter ended March 30, 2002 were in line with preliminary estimates reported in a news release on April 16th.

Under generally accepted accounting principles Accrue reported, for the fiscal fourth quarter, net revenue of $3.0 million, compared with $3.9 million in the prior quarter and $3.3 million in the comparable fourth quarter of fiscal 2001. For the fiscal year ended March 30, 2002, the Company reported revenue of $14.3 million compared to $25.6 million in the prior fiscal year.

Total expenses, including cost of revenues, for the fiscal fourth quarter were $8.0 million, compared with $48.9 million in the same quarter last fiscal year. Net loss for the fiscal fourth quarter was $(5.1) million, or $(0.17) per share, compared with $(45.3) million, or $(1.52) per share, in the same quarter last fiscal year. For the fiscal year ended March 30, 2002, total expenses were $30.9 million, compared with $238.0 million in the prior year. Net loss for the fiscal year was $(12.1) million, or $(0.41) per share, compared with $(211.2) million, or $(7.55) per share, in the prior year.

On a pro forma basis, which excludes non-cash charges for amortization of intangibles, impairment of goodwill and other intangibles, in-process research and development, stock-based compensation expense and gain on sale of technology asset, total expenses for the fiscal fourth quarter were $5.7 million, down 5 percent from the prior quarter and down 60 percent from $14.0 million in the same quarter last fiscal year. The pro forma net loss for the fiscal fourth quarter was $(2.7) million, or $(0.09) per share, compared with $(10.5) million, or $(0.35) per share, for the same quarter last fiscal year. For the fiscal year ended March 30, 2002, total expenses were $25.4 million, down 40 percent from $42.1 million in the prior year. The pro forma net loss was $(10.9) million, or $(0.37) per share, for the fiscal year ended March 30, 2002 compared with $(15.3) million, or $(0.55) per share, in the prior year.

The Company's cash burn in the fiscal fourth quarter was $(1.9) million, down slightly from the $(2.0) million in the third quarter and 78 percent below the $(8.8) million in the comparable quarter a year ago, despite lower revenues in the current period versus those comparable periods. Cash as of March 30, 2002 was $2.6 million.

Jonathan D. Becher, who was appointed Interim President and Chief Executive Officer last month, said, "Accrue was negatively affected by the capital spending restraints that most technology companies have reported over the last few months. This slowdown resulted in customer's delaying purchases and a shortfall in bookings during the quarter. However, we continue to see significant interest in Accrue G2, our next-generation Internet analytics solution, and now have 14 companies using Accrue G2 for analyzing their customers'

Internet behavior. Collectively, these companies' Internet activities comprise more than a billion Web events each day."

Accrue also announced a realignment of its business strategy which will increase its focus on the Accrue G2 Internet analytics solution. The Company recorded in the fourth quarter a non-recurring impairment charge of $1.2 million on intangible assets associated with its non-G2 product lines. The Company previously announced it would reduce expenses to align them with its current revenues. "We have reduced our workforce by 25 percent since the end of March, implemented a 10 percent reduction in executive management salaries, and are prudently but aggressively reducing non-payroll operating expenses. These actions have already reduced our expense base by 20 percent in the current quarter and we expect to achieve a similar further reduction in the September quarter as the effect of our recent actions become fully realized," said Becher.

He added that "Accrue will be focusing the Company's growth strategy around its Accrue G2 solution, which is already demonstrating traction in the marketplace. We believe the opportunity to establish G2 as the leading Internet analytics solution is stronger than ever, and we intend to capitalize on this opportunity. This new focus will not reduce the level of support and service for customers of Accrue's other product lines, and will enhance the resources supporting the G2 line.

"Accrue is currently engaged in various initiatives to provide additional capital resources for the Company, which management believes are required to ensure a level of working capital necessary for the continuing operation of the Company's business. These initiatives include certain asset divestitures, acquisitions that provide incremental cash, and the sale of equity securities. However, we must caution that there can be no assurance that these initiatives will be successful," he said.

While the Company typically holds conference calls to review quarterly results, Becher indicated that the Company will not hold a conference call today, but plans to schedule a call in the near future to discuss progress towards achievement of Accrue's capital initiatives.

About Accrue Software

Accrue Software is a leading provider of enterprise-level analytic solutions that help companies understand, predict, and respond to Internet customer behavior. Accrue's products enable companies to increase the effectiveness of Internet marketing and merchandising initiatives, better manage customer interactions across multiple channels, and streamline business operations. With Accrue's solutions, companies transform volumes of complex Internet data into actionable information that executives and managers use to drive key business decisions and improve the return on their Internet investment. Accrue has more than 600 customers, including industry leaders such as Citigroup, Dow Jones & Company, Eastman Kodak, Lands' End, Macy's, Lycos Europe, and Deutsche Telekom. Accrue Software was founded in 1996 and is headquartered in Fremont, Calif., with



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international headquarters in Cologne, Germany. Accrue Software can be reached at 1-888-4ACCRUE or 510-580-4500, and at www.accrue.com.

Accrue is a trademark of Accrue Software, Inc. All other trademarks are the sole property of their respective owners.

Except for the historical information contained herein, the matters discussed in the news release, including projections of future revenues, expenses, earnings and financial results, are forward-looking statements that involve risks and uncertainties that could cause actual results, future revenues, expenses or earnings to differ materially from those in such forward-looking statements. These forward-looking statements are made only as of the date of this press release, and Accrue undertakes no obligation to update or revise the projections of revenue and earnings, or the other forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, you should not place undue reliance on these projections of future revenue, expenses and earnings, and other forward-looking statements. Potential risks and uncertainties include, without limitation, the Company's limited operating history, history of losses, fluctuations in operating results, ability to cut expenses, ability to achieve revenue increases, competition in the e-business analysis market, reliance on sales from a limited number of products for its revenue, customer adoption of new products (particularly the Company's new G2 second-generation platform), reliance on expanding sales operations and distribution channels, ability to satisfy the continued listing requirements for its common stock on the Nasdaq SmallCap Market or to accomplish a return to listing as a Nasdaq National Market security. Furthermore, the Company's revenues have been lower than expected. The Company will not have sufficient working capital to continue operations if the Company is unable to achieve not only increases in projected revenues and additional decreases in expenses over the ensuing fiscal quarters, but also completing additional measures to increase the Company's cash balances. The Company is currently pursuing a number of initiatives to provide additional capital resources, including raising capital through the sale of Company securities, the divestiture of certain Company assets, and various acquisitions which would contribute cash resources. There can be no certainty that the Company will be able to take these actions in the time needed to provide working capital to continue operations. These and other risk factors are described in detail in the Company's Registration Statement on Form S-1, and in the Company's other filings, which are on file with the Securities and Exchange Commission.



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                              Accrue Software, Inc.
                     Consolidated Statements of Operations
                (unaudited, in thousands, except per share data)

                                                             Three          Three         Twelve         Twelve
                                                            Months         Months         Months         Months
                                                             Ended          Ended          Ended          Ended
                                                           March 30       March 31       March 30       March 31
                                                             2002           2001           2002           2001
                                                          ---------      ---------      ---------      ---------
Net revenue:
 Software license                                         $     740      $     480      $   4,297      $  14,592
 Maintenance and service                                      2,285          2,869         10,011         11,042
                                                          ---------      ---------      ---------      ---------
    Total revenue                                             3,025          3,349         14,308         25,634
                                                          ---------      ---------      ---------      ---------
Cost of revenue:
 Software license                                                15            220            300            871
 Maintenance and service                                      1,367          2,468          6,605          8,043
                                                          ---------      ---------      ---------      ---------
    Total cost of revenue                                     1,382          2,688          6,905          8,914
                                                          ---------      ---------      ---------      ---------
Gross profit                                                  1,643            661          7,403         16,720
                                                          ---------      ---------      ---------      ---------
Operating expenses:
 Research and development                                     1,435          2,762          6,915          9,454
 Sales and marketing                                          1,614          3,003          6,267         14,193
 General and administrative                                   1,302          5,549          5,371          9,569
 Amortization of intangibles                                  1,145          4,804          4,580         49,559
 In-process research & development                               --             --             --          4,503
 Impairment of goodwill and other intangibles                 1,200         29,665          1,200        139,665
 Stock-based compensation expense                                11            420           (276)         2,190
                                                          ---------      ---------      ---------      ---------
    Total operating expenses                                  6,707         46,203         24,057        229,133
                                                          ---------      ---------      ---------      ---------
Loss from operations                                         (5,064)       (45,542)       (16,654)      (212,413)
Other income                                                     14            201            241          1,194
Gain on sale of technology asset                                 --             --          4,306             --
                                                          ---------      ---------      ---------      ---------
Net loss                                                  $  (5,050)     $ (45,341)     $ (12,107)     $(211,219)
                                                          =========      =========      =========      =========
Net loss per share, basic and diluted                     $   (0.17)     $   (1.52)     $   (0.41)     $   (7.55)
                                                          =========      =========      =========      =========
Shares used in computing net loss per share,
 basic and diluted                                           29,873         29,776         29,820         27,958
                                                          =========      =========      =========      =========
Reconciliation of GAAP net loss to pro forma net loss
GAAP net loss                                             $  (5,050)     $ (45,341)     $ (12,107)     $(211,219)
 Amortization of intangibles                                  1,145          4,804          4,580         49,559
 In-process research and development                             --             --             --          4,503
 Impairment of goodwill and other intangibles                 1,200         29,665          1,200        139,665
 Stock-based compensation expense                                11            420           (276)         2,190
 Gain on sale of technology asset                                --             --         (4,306)            --
                                                          ---------      ---------      ---------      ---------
Pro forma net loss                                        $  (2,694)     $ (10,452)     $ (10,909)     $ (15,302)
                                                          =========      =========      =========      =========
Pro forma net loss per share, basic and diluted           $   (0.09)     $   (0.35)     $   (0.37)     $   (0.55)
                                                          =========      =========      =========      =========
Shares used in computing net loss per share,
 basic and diluted                                           29,873         29,776         29,820         27,958
                                                          =========      =========      =========      =========

Pro forma operating loss excludes non-cash charges for stock based compensation, amortization of intangibles, impairment of goodwill and other intangibles, in-process research and development and gain on sale of technology asset.



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                             Accrue Software, Inc.
                     Condensed Consolidated Balance Sheets
                           (unaudited, in thousands)

                                                   March 30,    March 31,
                                                     2002         2001
                                                   ---------    ---------
Current assets:
    Cash and cash equivalents                      $ 2,646      $11,951
    Accounts receivable, net                         1,952        1,868
    Prepaid expenses and other current assets          676        2,782
                                                   -------      -------
Total current assets                                 5,274       16,601
Property and equipment, net                          1,894        2,923
Other assets, net                                    4,604       10,745
                                                   -------      -------
                                                   $11,772      $30,269
                                                   =======      =======
Current liabilities:
    Accounts payable                               $   633      $ 1,026
    Accrued liabilities                              2,363        4,406
    Accrued liabilities, merger                         --           80
    Deferred revenue                                 3,146        4,897
    Short term borrowings                               --        2,000
                                                   -------      -------
Total current liabilities                            6,142       12,409
                                                   -------      -------
Total stockholders' equity                           5,630       17,860
                                                   -------      -------
                                                   $11,772      $30,269
                                                   =======      =======

CONTACT:
Accrue Software, Inc.
Greg Carson, 510/580-4500
or
Kalt Rosen & Co.
Howard Kalt, 415/397-2686



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